                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
   U.S. Dollar 10,000,000 Callable Variable Interest Rate Range Notes of 2002,
                               due August 27, 2012






                    Filed pursuant to Rule 3 of Regulation BW






                             Dated: August 26, 2002


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         The following information regarding the U.S. Dollar 10,000,000 Callable
Variable Interest Rate Range Notes of 2002, due August 27, 2012 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement") , attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 20, 2001) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 10,000,000 Callable Variable Interest Rate Range Notes due August 27, 2012.

               (b) The interest rate will be 8.75 percent, accruing on each day that the 3-month USD LIBOR is within the applicable accrual range. The accrual range will be from zero to 5.00 percent for the period from August 27, 2002 to August 26, 2005, zero to 6.00 percent for the period from August 27, 2005 to August 26, 2008 and zero to 7.00 percent for the period from August 27, 2008 to August 27, 2012. Interest payment dates will be each February 27 and August 27, commencing on February 27, 2003 and ending on August 27, 2012.

               (c) Maturing August 27, 2012. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable by the Bank at par on each February 27 and August 27, commencing on August 27, 2003 and ending on February 27, 2012, with 5 New York business days notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f)    Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h)    See Prospectus, pages 6-10.

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               (i)    Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA,
England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

         As of August 20, 2002, the Bank entered into a Terms Agreement with Mellon Financial Markets, LLC as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 10,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about August 27, 2002.

         The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

        Item 3.  DISTRIBUTION SPREAD



             Price to                Selling Discounts        Proceeds to the
              Public                  and Commissions             Bank(1)
             --------                -----------------           --------
        Per Unit: 100.00%                N/A                      100.00%
      Total: USD 10,000,000              N/A                  USD 10,000,000


        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               A.   Pricing Supplement dated August 20, 2002

               B.   Terms Agreement dated August 20, 2002


--------
(1)     Without deducting expenses of the Bank, which are not yet known.

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                                                                      EXHIBIT A


                               PRICING SUPPLEMENT











              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          GLOBAL DEBT ISSUANCE FACILITY





                                    No: 2351

                                US$10,000,000,000
                 Callable Variable Interest Rate Range Notes due
                                 August 27, 2012












                          Mellon Financial Markets, LLC




             The date of this Pricing Supplement is August 20, 2002




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This document ("Pricing Supplement") is issued to give details of an issue by
International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated 7 October, 1997 and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are only the terms which form part of the Notes for such issue.

1.         No.:                                                  2351

2.         Aggregate Principal Amount:                           US$10,000,000

3.         Issue Price:                                          100.00 percent of the Aggregate Principal
                                                                 Amount

4.         Issue Date:                                           August 27, 2002

5.         Form of Notes (Condition 1(a)):                       Registered Notes

6.         Authorized Denomination(s):                           US$50,000, and multiples of US$1,000

7.         Specified Currency (Condition 1(d):                   United States dollars ("US$")

8.         Maturity Date:                                        August 27, 2012

9.         Interest Basis (Condition 5):                         Variable Interest Rate (Condition 5(II))

10.        Variable Interest Rate (Condition 5(II)):

           (a) Interest Payment Dates:                           February 27 and August 27 in each year,
                                                                 commencing on February 27, 2003 and ending
                                                                 on the Maturity Date

           (b) Calculation Agent:                                Citibank N.A.

           (c) Basis of Calculation of Interest Amounts          The Interest Amount per Authorized
               where Conditions 5(II)(b)(i) to (vii),            Denomination with respect to each Interest
               5(II)(c), 5(II)(d), and 5(II)(e) do not           Payment Date shall be calculated and
               apply (Condition 5(II)(b)):                       determined by the Calculation Agent in
                                                                 accordance with the following formula:


                                                                 8.75 PERCENT   X    DR     X   AUTHORIZED
                                                                                   -------     DENOMINATION
                                                                                   2 X DP

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


                                                                 Where:

                                                                 "DR" is the total number of days in the Interest
                                                                 Period on which the Relevant Rate is within the
                                                                 Accrual Range as determined by the Calculation Agent.

                                                                 "DP" is the total number of days in the Interest
                                                                 Period.

                                                                 "RELEVANT RATE" for any day in the Interest Period
                                                                 means the 3-month US$ LIBOR, being the rate for
                                                                 deposits in US$ for a period of three months which
                                                                 appears on the Telerate Page 3750 (or such other page
                                                                 as may replace that page on that service or such
                                                                 other service as may be nominated as the information
                                                                 vendor, for the purpose of displaying comparable
                                                                 rates) as of 11:00 a.m. London time on the seventh
                                                                 London Banking Day (meaning a day on which commercial
                                                                 banks are open for general business (including
                                                                 dealings in foreign exchange and foreign currency
                                                                 deposits) in London) prior to such day.

                                                                 If such rate does not appear at the time and day
                                                                 designated above in respect of any day in the
                                                                 Interest Period, the Calculation Agent shall
                                                                 determine the Relevant Rate by requesting the
                                                                 principal London office of each of four major banks
                                                                 in the London interbank market (the "Reference
                                                                 Banks") to provide a quotation for the rate at which
                                                                 deposits in U.S. dollars were offered to prime banks
                                                                 in the London interbank market for a period of three
                                                                 months at approximately 11:00 a.m. London time on the
                                                                 seventh London Banking Day prior to such day. If at
                                                                 least two such quotations are provided, the Relevant
                                                                 Rate will be the arithmetic mean of the quotations.

                                                                 If only one such quotation is provided, the
                                                                 Calculation Agent may determine that such quotation
                                                                 shall be the Relevant Rate. If no such quotations are
                                                                 provided, and the Calculation Agent determines in its
                                                                 sole discretion that no suitable replacement

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

                                                                 Reference Banks who are prepared to quote are
                                                                 available, the Calculation Agent shall be entitled to
                                                                 calculate the Relevant Rate in its sole discretion,
                                                                 acting in good faith and in a commercially reasonable
                                                                 manner.

                                                                 "ACCRUAL RANGE" means -

                                                                 for each Interest Period from and including the Issue
                                                                 Date to but excluding August 27, 2005: greater than
                                                                 or equal to zero but less than or equal to 5.00
                                                                 percent

                                                                 for each Interest Period from and including August
                                                                 27, 2005 to but excluding August 27, 2008: greater
                                                                 than or equal to zero but less than or equal to 6.00
                                                                 percent

                                                                 for each Interest Period from and including August
                                                                 27, 2008 to but excluding the Maturity Date: greater
                                                                 than or equal to zero but less than or equal to 7.00
                                                                 percent

                                                                 ROUNDING:

                                                                 In applying the formula described above, the
                                                                 Calculation Agent shall round the product of

                                                                 8.75 percent x DR/2 x DP

                                                                 to the nearest one-hundred thousandth of one percent
                                                                 prior to multiplying that result by the Authorized
                                                                 Denomination.

11.        Relevant Banking Center:                              London

12.        Relevant Financial Center:                            New York

13.        Relevant Business Days:                               New York

14.        Issuer's Optional Redemption (Condition 6 (e))        Yes.

           (a)  Notice Period:                                   Not less than five Relevant Business Days.

           (b)  Amount:                                          All (and not less than all).

           (c)  Date(s):                                         February 27 and August 27 in each year, commencing on
                                                                 August 27, 2003 and ending on February 27, 2012



           (d)  Early Redemption Amount:                         Principal Amount.

           (e)  Notices:                                         So long as Notes are represented by a Registered
                                                                 Global Note and the Registered Global Note is held on
                                                                 behalf of one or more clearing systems,
                                                                 notwithstanding Condition 13, notices to Noteholders
                                                                 may be given by delivery of the relevant notice to
                                                                 that clearing system for communication by it to
                                                                 entitled account holders.

                                                                 Any notice delivered to a clearing system in
                                                                 accordance with the preceding sentence shall be
                                                                 deemed to have been given to the Noteholders on the
                                                                 day on which such notice is delivered to the clearing
                                                                 system.

15.        Redemption at the Option of the Noteholders
           (Condition 6(f)):                                     No.

16.        Long Maturity Note (Condition 7(f)):                  No

17.        Early Redemption Amount (including accrued interest   Principal  Amount  of the  Notes to be  redeemed  plus
           if applicable) (Condition 9):                         accrued interest thereon

18.        Governing Law:                                        New York



OTHER RELEVANT TERMS

1.         Listing (if yes, specify Stock Exchange):             No

2.         Details of Clearance System Approved by the Bank      DTC.  Payment for the Notes will be on a delivery
           and the Global Agent and Clearance and Settlement     versus payment basis.
           Procedures:

3.         Syndicated:                                           No

4.         Commissions and Concessions:                          Not Applicable

5.         Codes:

           a)  CUSIP:                                            45905UCF9

           b)  ISIN:                                             US45905UCF9

           c)  Common Code:                                      15267623

6.         Identity of Dealer                                    Mellon Financial Markets, LLC


7.         Provision for Registered Notes:

           a)  Individual Definitive Registered Notes            No.  Interests in the DTC Global Note will be
               Available on Issue Date:                          exchangeable for Definitive Registered Notes only in
                                                                 the limited circumstances described in the Prospectus

           b)  DTC Global Note:                                  Yes; one

           c)  Other Registered Global Notes:                    No



GENERAL INFORMATION

The Bank's latest Information Statement was issued on 20 September 2001.

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT




By:      .......................................................................
         Authorized Officer

                                                                       EXHIBIT B






                           TERMS AGREEMENT NUMBER 2351
                       UNDER GLOBAL DEBT ISSUANCE FACILITY


                                                                  20 August 2002


International Bank for Reconstruction and Development
1818 H Street, N.W.
Washington, D.C. 20433




The undersigned agrees to purchase from you (the "Bank") the Bank's US$10,000,000 Callable Variable Interest Rate Range Notes due August 27, 2012 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 11.00 a.m. New York time on August 27, 2002 (the "Settlement Date") at an aggregate purchase price of US$10,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of 7 October, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus dated 7 October, 1997 (the "Prospectus"), the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and
(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the principal amount of the Notes).

2. The purchase price specified above will be paid on the Settlement Date by the Dealer (against delivery of the Notes to an account designated by the Dealer) to Citibank, N.A., London Branch as custodian for Cede & Co., nominee for the Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

         For purposes hereof the notice details of the undersigned are as follows:

         Mellon Financial Markets, LLC
         4th Floor
         One Mellon Center
         Pittsburgh, PA 15258
         Attention: Matthew S. Abbott
         Telephone number: (412) 234-0388
         Fax number: (412) 234-8530

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                          Mellon Financial Markets, LLC


                                  By:
                                     -----------------------------------------
                                  Name:
                                  Title:


CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT



By:
   -----------------------------------------
Name:
Title:  Authorized Officer